Filed by Western Sizzlin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Jack in the Box Inc.
Registration No. 333-154313

On October 17, 2008, Western Sizzlin Corporation issued the following press release:

WESTERN SIZZLIN CORPORATION TERMINATES EXCHANGE OFFER FOR JACK IN THE BOX INC.

ROANOKE, Va., October 17, 2008 – Western Sizzlin Corporation (NASDAQ: WEST) today announced that it has terminated its exchange offer for up to 680,500 shares of Jack in the Box Inc. (NYSE: JBX) as a result of a regulatory compliance condition.  Western intends to commence the exchange offer after Western’s registration statement on Form S-4 has become effective under the Securities Act of 1933.  As of the close of business on October 16, 2008, no shares of Jack in the Box common stock had been tendered into the exchange offer.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Western will file a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of Jack in the Box are advised to read this registration statement and other disclosure materials, when they become available, carefully because they will contain important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents to be filed by Western with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Western may also be obtained from Western upon request by directing such request to the Information Agent for the exchange offer, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

Forward-Looking Statements

This release contains forward-looking statements relating to Western Sizzlin Corporation’s exchange offer for up to 680,500 shares of Jack in the Box Inc. common stock and Western’s expectations with regard to the proposed transaction.  These forward-looking statements are based on Western’s current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Western’s control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of Jack in the Box stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Western to the extent legally permissible, of all conditions to the exchange offer; and (iii) other factors as described in filings with the Securities and Exchange Commission, including the factors to be discussed under the heading “Risk Factors” in Western’s prospectus included in its registration statement on Form S-4 that will be filed with the Securities and Exchange Commission.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195